Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the consolidated annual results of the Company and its subsidiaries (the “Group”) for the fiscal year ended December 31, 2024 (the “Reporting Period”), together with the comparative figures for the six months ended December 31, 2023 and the twelve months ended December 31, 2023. These results have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us”, “our” and “MINISO” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024

	(Renminbi (“RMB”) in thousands, except percentages and per share data)
Revenue	7,632,467	13,838,797	16,994,025
Gross profit	3,241,039	5,698,431	7,637,060
Operating profit	1,553,707	2,819,648	3,315,789
Profit before taxation	1,652,742	2,980,947	3,347,532
Profit for the period/year	1,256,077	2,273,995	2,635,428
Profit for the period/year attributable to:
– Equity shareholders of the Company	1,248,405	2,253,241	2,617,560
– Non-controlling interests	7,672	20,754	17,868
Earnings per ordinary share (the “Share”)
– Basic (RMB)	1.00	1.81	2.11
– Diluted (RMB)	1.00	1.80	2.10
Adjusted net profit (a non-IFRS measure)	1,302,509	2,356,729	2,720,612
Adjusted net earnings per Share (a non-IFRS measure)
– Basic (RMB)	1.04	1.88	2.18
– Diluted (RMB)	1.04	1.87	2.17
Adjusted EBITDA (a non-IFRS measure)	2,009,617	3,571,405	4,334,325

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted EBITDA and adjusted basic and diluted net earnings per share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. MINISO computes adjusted basic and diluted net earnings per share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, basic and diluted earnings per share, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit and adjusted EBITDA, both non-IFRS measures, for the six months ended December 31, 2023, the twelve months ended December 31, 2023, and the fiscal year ended December 31, 2024 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the period/year.

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024

	(RMB in thousands)
Profit for the period/year	1,256,077	2,273,995	2,635,428

Add back:
Equity-settled share-based payment expenses	46,432	82,734	85,184

Adjusted net profit (a non-IFRS measure)	1,302,509	2,356,729	2,720,612

Add back:
Depreciation and amortization	285,241	464,245	808,694
Finance costs	25,202	43,479	92,915
Income tax expense	396,665	706,952	712,104

Adjusted EBITDA (a non-IFRS measure)	2,009,617	3,571,405	4,334,325

CHANGE OF FINANCIAL YEAR END DATE

On January 17, 2024, the Board announced that it has resolved to change the financial year end date of the Company from June 30 to December 31 with immediate effect. Accordingly, the Company published its audited consolidated financial statements covering a period of six months from July 1, 2023 to December 31, 2023. The annual results announcement for the current annual financial period covers a period of twelve months from January 1, 2024 to December 31, 2024(the “fiscal year ended December 31, 2024”).

Given the foregoing, certain comparative information are for a period of six months from July 1, 2023 to December 31, 2023, and hence may not be directly comparable. To enhance the comparability of the current year’s financial results, the Company has also included in this announcement the unaudited financial results of the Company for the twelve months ended December 31, 2023, which are derived from the arithmetic combination of the financial results as disclosed in the annual report of the Company for the six months ended December 31, 2023 and the annual report of the Company for the twelve months ended June 30, 2023, after arithmetic adjustments made to exclude the financial results of first six months of the relevant period as disclosed in the interim report published by the Company for the six months ended December 31, 2022.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We are a global value retailer offering a variety of trendy lifestyle products featuring IP design. Since we opened our first store in mainland China in 2013, we have successfully incubated two brands – “MINISO” and “TOP TOY”. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Our flagship brand “MINISO” offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability.

For the fiscal year ended December 31, 2024, the total number of MINISO stores in mainland China and overseas markets increased from 6,413 as of December 31, 2023 to 7,504 as of December 31, 2024. The number of TOP TOY stores increased from 148 as of December 31, 2023 to 276 as of December 31, 2024. For the fiscal year ended December 31, 2024, the aggregate GMV of the Group reached approximately RMB30.4 billion.

Brands and Products

For the fiscal year ended December 31, 2024, we launched an average of over 1,180 SKUs in “MINISO” channels per month, and we offered consumers a wide selection of over 12,600 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the “TOP TOY” brand, we offered around 11,100 SKUs as of December 31, 2024 across major categories such as blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji and other popular toys.

Store Network

As of December 31, 2024, we served consumers primarily through a network of over 7,500 MINISO stores, including nearly 4,400 MINISO stores in mainland China and over 3,100 MINISO stores in overseas markets. The following table shows the number of MINISO stores in mainland China and overseas as of the dates presented:

	As of December 31,
	2023	2024
Number of MINISO stores
Mainland China	3,926	4,386
Directly operated stores	26	25
Stores operated under MINISO Retail Partner model	3,878	4,335
Stores operated under distributor model	22	26
Overseas	2,487	3,118
Directly operated stores	238	503
Stores operated under MINISO Retail Partner model	283	404
Stores operated under distributor model	1,966	2,211
Total	6,413	7,504

We have expanded our TOP TOY store network in mainland China since 2020. TOP TOY has also begun to expand to overseas markets since 2024. This strategic move aligns with the Company’s plan to expand globally and strengthen its brand presence. As of December 31, 2024, we had a total of 276 TOP TOY stores, 272 of which located in mainland China. The following table shows the number of TOP TOY stores in mainland China and overseas as of the dates presented:

	As of December 31,
	2023	2024
Number of TOP TOY stores
Directly operated stores	14	40
Stores operated under MINISO Retail Partner model	134	236
Total	148	276

Store operations in mainland China

As of December 31, 2024, apart from 25 directly operated MINISO stores, 26 distributor MINISO stores and 38 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in mainland China were operated under the MINISO Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in mainland China for the period/year indicated:

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
Directly operated stores
Number of stores at the beginning of the period/year	15	16	26
Number of new stores opened during the period/year	13	15	10
Number of closed stores during the period/year(2)	2	5	11
Net increase/(decrease) in number of stores during the period/year	11	10	(1)
Number of stores at the end of the period/year	26	26	25

Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period/year	3,569	3,290	3,878
Number of new stores opened during the period/year (1)	412	745	756
Number of closed stores during the period/year (1)(2)	103	157	299
Net increase in number of stores during the period/year	309	588	457
Number of stores at the end of the period/year	3,878	3,878	4,335

Stores operated under distributor model
Number of stores at the beginning of the period/year	20	19	22
Number of new stores opened during the period/year	2	3	4
Number of closed stores during the period/year (2)	–	–	–
Net increase in number of stores during the period/year	2	3	4
Number of stores at the end of the period/year	22	22	26

Notes:

(1)	The number of MINISO Retail Partner stores opened or closed during the period/year excluded the movement of stores relocation and upgrade.

(2)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners for other considerations, as applicable.

Our ability to penetrate various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in mainland China despite our previous experience operating in mostly high-tier Chinese cities. For the fiscal year ended December 31, 2024, the number of net new stores in first – and second-tier cities accounted for around 59%.

The following table shows the aggregate number of MINISO stores in mainland China by city-tiers as of the dates indicated:

	As of December 31,
	2023	2024
Number of MINISO stores in mainland China
First-tier cities	522	587
Second-tier cities	1,617	1,822
Third- or lower-tier cities	1,787	1,977
Total	3,926	4,386

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us.

The following table shows the number of our MINISO Retail Partners that invested in MINISO stores in mainland China for the period/year indicated:

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
Number of MINISO Retail Partners at the beginning of the period/year(1)	1,022	981	1,049
Number of new MINISO Retail Partners during the period/year	79	148	161
Number of terminated MINISO Retail Partners during the period/year(2)	52	80	139
Net increase in number of MINISO Retail Partners during the period/year	27	68	22
Number of MINISO Retail Partners at the end of the period/year	1,049	1,049	1,071

Notes:

(1)	The number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

(2)	The number of terminated MINISO Retail Partners for the six months ended December 31, 2023, the twelve months ended December 31, 2023 and the fiscal year ended December 31, 2024 were 52, 80 and 139, respectively. The increase in the number of terminated MINISO Retail Partners for the fiscal year ended December 31, 2024 was mainly due to our optimization of MINISO Retail Partners structure, which reduced several long-tail MINISO Retail Partners. As of December 31, 2024, there were 1,071 MINISO Retail Partners that invested in MINISO stores in mainland China, and 626 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China during the fiscal year ended December 31, 2024. As of the date of this announcement, there has been no conversion of our collaboration partners in mainland China from a MINISO Retail Partner to a distributor, or vice versa.

The majority of our TOP TOY stores in mainland China are operated under the MINISO Retail Partner model as well. As of December 31, 2023 and 2024, we had 42 and 64 MINISO Retail Partners operating TOP TOY stores, respectively. Some MINISO Retail Partners in mainland China may invest in both MINISO and TOP TOY stores.

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and distributor model, as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of December 31, 2024, in overseas markets, there were 503 stores directly operated by us and 2,615 stores operated under the MINISO Retail Partner model and distributor model.

The following table shows the aggregate number of MINISO stores in overseas markets for the period/year indicated:

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
Directly operated stores
Number of stores at the beginning of the period/year	176	153	238
Number of new stores opened during the period/year	87	124	279
Number of closed stores during the period/year (1)	25	39	14
Net increase in number of stores during the period/year	62	85	265
Number of stores at the end of the period/year	238	238	503

Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period/year	252	246	283
Number of new stores opened during the period/year	55	79	145
Number of closed stores during the period/year (1)	24	42	24
Net increase in number of stores during the period/year	31	37	121
Number of stores at the end of the period/year	283	283	404

Stores operated under distributor model
Number of stores at the beginning of the period/year	1,759	1,716	1,966
Number of new stores opened during the period/year	247	405	402
Number of closed stores during the period/year (1)	40	155	157
Net increase in number of stores during the period/year	207	250	245
Number of stores at the end of the period/year	1,966	1,966	2,211

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

The following table shows the aggregate number of MINISO stores in overseas markets by region as of the dates indicated:

	As of December 31,
	2023	2024
Number of MINISO stores in overseas markets
Asia excluding China	1,333	1,611
North America	172	350
Latin America	552	637
Europe	231	295
Others	199	225
Total	2,487	3,118

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the period/year indicated:

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
Number of distributors at the beginning of the period/year(1)	229	212	230
Number of new distributors during the period/year(2)	8	25	61
Number of terminated distributors during the period/year(2)	7	7	39
Net increase in number of distributors during the period/year	1	18	22
Number of distributors at the end of the period/year(1)	230	230	252

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

As of December 31, 2023 and 2024, we had 78 and 114 MINISO Retail Partners in the overseas markets, respectively. The increase in the number of MINISO Retail Partners for the fiscal year ended December 31, 2024 was primarily due to the increase in the number of MINISO Retail Partners in Indonesia.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in mainland China and overseas markets, respectively:

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
MINISO stores in mainland China
Total GMV(1) (RMB in millions)	6,895	13,035	14,008
Total number of transactions (in millions)	183.2	346.7	368.1
Total sales volume of SKUs (in millions)	484.4	946.2	978.8
Average spending per transaction (RMB)	37.6	37.6	38.1
Average selling price (RMB)	14.2	13.8	14.3
Same-store(2) GMV Growth (%)	35%~40%	30%~35%	Down high-single digit

Notes:

(1)	Includes GMV generated through MINISO offline stores and Online to Offline (“O2O”) platforms.

(2)	Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
MINISO stores in overseas markets
Total GMV (RMB in millions)	6,452	10,989	14,001
Asia excluding China	2,323	4,108	5,039
North America	824	1,282	2,141
Latin America	2,411	4,140	4,897
Europe	575	896	1,260
Others	319	563	664
Same-store(1) GMV Growth (%)	20%~25%	25%~30%	up mid-single digit
Asia excluding China	up mid-teens	up high-teens	up high-single digit
North America	70%~75%	75%~80%	flat
Latin America	30%~35%	35%~40%	up mid-single digit
Europe	up mid-teens	up mid-teens	flat
Others	down low-single digit	up low-single digit	down mid-single digit

Note:

(1)	Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

The following table sets forth the GMV of MINISO brand in mainland China through online channels for the period/year indicated:

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024

	(RMB in millions)
MINISO brand in mainland China
Total GMV through online channels(1)	321	637	791

Note:

(1)	Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in mainland China. For the fiscal year ended December 31, 2024, our TOP TOY brand achieved a total GMV of RMB1,410.4 million through multi-channels. The following table sets forth certain of our key operating data of TOP TOY stores in mainland China.

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
TOP TOY stores in mainland China
Total GMV (RMB in millions)	445	814	1,148
Total number of transactions (in millions)	3.8	6.7	10.5
Total sales volume of SKUs (in millions)	7.1	12.9	19.9
Average spending per transaction (RMB)	118.7	121.3	109.5
Average selling price (RMB)	62.5	63.3	57.8
Same-store(1) GMV Growth (%)	80~85%	45%~50%	up mid-single digit

Note:

(1)	Includes stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Very Substantial Acquisition of Shares in Yonghui Superstores Co., Ltd

References are made to the announcement of the Company dated September 23, 2024 and the circular of the Company dated November 22, 2024 in relation to a very substantial acquisition.

On September 23, 2024, the Company, through its wholly-owned subsidiary, entered into share purchase agreements with independent third parties, respectively, to acquire an aggregate of 2,668,135,376 shares in Yonghui Superstores Co., Ltd (永輝超市股份有限公司) (representing approximately 29.4% of its entire issued share capital), at the consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457, converted at the exchange rate of RMB0.90655 to HK$1.0000 for illustrative purpose) (the “Yonghui Acquisition”). Yonghui Superstores Co., Ltd, a listed company on the Shanghai Stock Exchange (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates hypermarkets, supermarkets and community supermarkets and has approximately 821 outlets spanning across more than 25 provinces and municipalities across the mainland China as of September 30, 2024.

The Yonghui Acquisition was approved by the Company’s shareholders at the extraordinary general meeting of the Company held on January 17, 2025. The Yonghui Acquisition has already been completed in the first quarter of 2025.

Issue of Equity Linked Securities and Entry into Call Spread

References are made to the announcements of the Company dated January 7, 2025 and January 14, 2025 in relation to the issue of equity linked securities and entry into call spread by the Company.

In January 2025, the Company entered into a subscription agreement with UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited for the issuance of equity linked securities by the Company, which are convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032 (the “Equity Linked Securities”). The initial exercise price of the Equity Linked Securities is US$8.2822 per Share, subject to adjustment upon the occurrence of certain customary prescribed corporate actions. The Equity Linked Securities have been approved by the Singapore Exchange Securities Trading Limited (“SGX-ST”) to be listed and quoted on the Official List of the SGX-ST.

Further, the Company and UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited (the “Call Spread Counterparties”) entered into a call spread (the “Call Spread”), which is separate from, but is part and parcel of, the Equity Linked Securities, and comprise:

(a)	Lower Strike Call: a call option transaction granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (a) the difference, settled in cash, between the exercise price of the lower strike call, which is equivalent to the exercise price of the Securities, and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (b) the number of Shares underlying the lower strike call being exercised; and

(b)	Upper Strike Warrant: a call option transaction with an expected exercise price of HK$102.1 per Share, representing a premium of 110.0% over the Delta Reference Price (for reference and illustration only) and a premium of 99.9% over the Stock Reference Price, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which would entitle the Call Spread Counterparties to receive newly allotted and issued Shares (the “Upper Strike Shares”), the maximum number of which is subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As at January 7, 2025, the maximum number of Upper Strike Shares that may be issued was 66,407,407 Shares (representing approximately 5.31% of the then total issued and outstanding Shares), which does not exceed and will be issued under the general mandate granted by the Shareholders to the Directors on June 20, 2024 to allot and issue new Shares. The Company has received approval from the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKEX”) for the listing of, and permission to deal in, the Upper Strike Shares issuable under the Upper Strike Warrant.

The Call Spread is structured such that the timing, size and economics of the exercises under the Call Spread is able to match the exercises under the Equity Linked Securities. This overall structure will enable the Company to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price.

The Company raised total net proceeds of US$457,079,647 (equivalent to HK$3,553,839,963) from the offering and sale of the Equity Linked Securities and the Call Spread. The Company plans to use the net proceeds for overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes, and to purchase its Shares and/or American Depositary Shares (the “ADS(s)”) (each representing four Shares) from time to time pursuant to its share repurchase programs.

Share Repurchase Program

Reference is made to the announcement of the Company dated August 30, 2024 in relation to the share repurchase program adopted by the Company to conduct share repurchase may up to HK$2 billion in value of its Shares and/or ADSs from the open market over a 12-month period starting from the announcement date. On March 21, 2025, the Board has authorized and approved for an extension of the duration of the share repurchase program to be valid until June 30, 2026.

Save as disclosed in this announcement, there were no other significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

Looking ahead to 2025, we will remain focused on our long-term strategic goals: firmly advance further globalization, strengthen our product offerings and optimize our store network. Going forward, we expect to further grow our business by pursuing the following strategies.

We will participate in global competition and differentiate ourselves through two angles: cost advantage and product differentiation. While adhering to our value-for-money proposition, we will continue to produce high quality products featuring IP design to make lifestyle products more fashionable and trendy.

In mainland China, we will continue to expand and upgrade our sales network. We will further penetrate cities that we have already covered through a variety of store formats while also constantly enhancing the MINISO Retail Partners program.

For overseas markets, we will further expand our store network by adopting a flexible operating model for each market and will continue to expand our presence in strategic markets such as North America, Asia and Europe.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended December 31,	For the twelve months ended December 31,	For the fiscal year ended December 31,
	2023	2023	2024
	(RMB in thousands)
Revenue	7,632,467	13,838,797	16,994,025
Cost of sales	(4,391,428)	(8,140,366)	(9,356,965)

Gross profit	3,241,039	5,698,431	7,637,060
Other income	18,993	22,617	21,595
Selling and distribution expenses	(1,363,114)	(2,281,080)	(3,519,534)
General and administrative expenses	(357,689)	(677,394)	(931,651)
Other net income	21,105	62,361	114,696
(Credit loss)/reversal of credit loss on trade and other receivables	(2,080)	2,708	2,469
Impairment loss on non-current assets	(4,547)	(7,995)	(8,846)

Operating profit	1,553,707	2,819,648	3,315,789
Finance income	123,969	204,510	118,672
Finance costs	(25,202)	(43,479)	(92,915)

Net finance income	98,767	161,031	25,757
Share of profit of equity-accounted investees, net of tax	268	268	5,986

Profit before taxation	1,652,742	2,980,947	3,347,532
Income tax expense	(396,665)	(706,952)	(712,104)

Profit for the period/year	1,256,077	2,273,995	2,635,428

Profit for the period/year attributable to:
– Equity shareholders of the Company	1,248,405	2,253,241	2,617,560
– Non-controlling interests	7,672	20,754	17,868

Revenue

Our total revenue was RMB16,994.0 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB13,838.8 million; for the six months ended December 31, 2023: RMB7,632.5 million), which consisted of 60.7% revenue generated in mainland China and 39.3% revenue generated in overseas markets.

Cost of Sales

Our cost of sales was RMB9,357.0 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB8,140.4 million; for the six months ended December 31, 2023: RMB4,391.4 million).

Gross Profit and Gross Margin

Our gross profit was RMB7,637.1 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB5,698.4 million; for the six months ended December 31, 2023: RMB3,241.0 million), and gross margin was 44.9% for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: 41.2%; for the six months ended December 31, 2023: 42.5%). The increase in gross margin was mainly attributable to (i) higher gross margin in overseas markets contributed by product optimization and higher revenue contribution from directly operated markets, and (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Other Income

Our other income was RMB21.6 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB22.6 million; for the six months ended December 31, 2023: RMB19.0 million).

Selling and Distribution Expenses

Our selling and distribution expenses were RMB3,519.5 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB2,281.1 million; for the six months ended December 31, 2023: RMB1,363.1 million). Excluding equity-based compensation expenses, our selling and distribution expenses were RMB3,506.1 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB2,211.4 million; for the six months ended December 31, 2023: RMB1,321.6 million), which was primarily due to the increase in Company’s investment into directly operated markets such as in the U.S. market. As of December 31, 2024, the total number of directly operated stores in overseas markets was 505, which doubled as compared to a year ago. For the fiscal year ended December 31, 2024, the revenue from directly operated stores has also doubled, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share- based compensation expenses increased by 72.2%. Promotion and advertising expenses increased by 37.7% in 2024, as a percentage of revenue stabilizing at around 3% as a percentage of our total revenue in both comparative periods for the full year and six months ended December 31, 2023 respectively. Licensing expenses increased by 29.2%, stabilizing at around 2% as a percentage of our total revenue in both comparative periods. Logistics expenses increased by 51.0%, mainly reflecting the rising freight costs caused by the tension in international shipping.

General and Administrative Expenses

Our general and administrative expenses were RMB931.7 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB677.4 million; for the six months ended December 31, 2023: RMB357.7 million). Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB859.9 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB664.4 million; for the six months ended December 31, 2023: RMB352.8 million), which were primarily attributable to the personnel-related expenses in relation to the growth of our business.

Other Net Income

Our other net income was RMB114.7 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB62.4 million; for the six months ended December 31, 2023: RMB21.1 million). The year-over-year increase was mainly due to an increase in investment income in wealth management products and an increase in fair value of an investment, partially offset by a net foreign exchange loss.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB4.5 million and RMB8.8 million for the six months ended December 31, 2023 and the fiscal year ended December 31, 2024, respectively (for the twelve months ended December 31, 2023: RMB8.0 million). We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB3,315.8 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB2,819.6 million; for the six months ended December 31, 2023: RMB1,553.7 million).

Net Finance Income

Our net finance income was RMB25.8 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB161.0 million; for the six months ended December 31, 2023: RMB98.8 million). The year-over-year decrease was mainly due to a decrease in interest income as a result of decrease in both principal and interest rate in bank deposits, coupled with an increase in finance cost due to increased interest expense on lease liabilities in conjunction with the Company’s investment in directly operated stores.

Income Tax Expense

We recorded income tax expense of RMB712.1 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB707.0 million; for the six months ended December 31, 2023: RMB396.7 million).

Profit for the Period/Year

As a result of the foregoing, we recorded a profit for the year of RMB2,635.4 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB2,274.0 million; for the six months ended December 31, 2023: RMB1,256.1 million)

Adjusted Net Profit (a non-IFRS measure)

We recorded an adjusted net profit for the year of RMB2,720.6 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB2,356.7 million; for the six months ended December 31, 2023: RMB1,302.5 million) which represents profit for the period/year excluding equity-settled share-based payment expenses.

Adjusted EBITDA (a non-IFRS measure)

We recorded an adjusted EBITDA of RMB4,334.3 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB3,571.4 million; for the six months ended December 31, 2023: RMB2,009.6 million), which represents adjusted net profit plus depreciation and amortization, finance costs and income tax expense.

Net Cash from Operating Activities and Free Cash Flow

Our net cash from operating activities was RMB2,168.3 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB2,330.3 million; for the six months ended December 31, 2023: RMB1,097.5 million). Our capital expenditure was RMB762.5 million for the fiscal year ended December 31, 2024 (for the twelve months ended December 31, 2023: RMB360.9 million; for the six months ended December 31, 2023: RMB264.8 million).

Current Ratio

Our current ratio decreased from 2.3 as of December 31, 2023 to 2.0 as of December 31, 2024, primarily due to the increase in trade payables related to our inventories, and short-term loans and borrowings.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the fiscal year ended December 31, 2024, we funded our cash requirements principally through cash generated from our operations. As of December 31, 2024, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB6,698.1 million (as of December 31, 2023: RMB6,887.0 million).

Significant Investments

Save as disclosed in this announcement, we did not make or hold any significant investments during the fiscal year ended December 31, 2024. Given the completion of the Yonghui Acquisition only took place in the first quarter of 2025, it did not have any impact on the financial results of the Company for the fiscal year ended December 31, 2024.

Material Acquisitions and Disposals

Save as disclosed in this announcement, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the fiscal year ended December 31, 2024. Given the completion of the Yonghui Acquisition only took place in the first quarter of 2025, it did not have any impact on the financial results of the Company for the fiscal year ended December 31, 2024.

Pledge of Assets

As of December 31, 2024, none of our Group’s assets was pledged.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Future Plans for Material Investments or Capital Assets

As of December 31, 2024, we did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2024, our gearing ratio was 5.5%, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, Miniso (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, MINISO Guangzhou will have to compensate for the shortfall.

We had met the commitments for the calendar years of 2021, 2022 and 2023 and therefore MINISO Guangzhou was not required to make any compensation to the local government. In March 2024, MINISO Guangzhou provided a performance guarantee of RMB210.0 million issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2024, which is valid from April 1, 2024 to March 31, 2025. The Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2024, we expect to be able to meet the commitment for the calendar year of 2024 and thus it is not probable that MINISO Guangzhou needs to make any compensation to the local government under the above performance guarantee. As such, no provision has been made in respect of this matter as of December 31, 2024.

Securities class action

In August 2022, a putative federal securities class action was filed against the Company and certain of its officers and Directors (“Defendants”), alleging that Defendants made misleading misstatements or omissions regarding the Company’s business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). The lead plaintiff selection process was completed in November 2022 and an amended complaint was filed shortly thereafter. The court granted Defendants’ motion to dismiss in February 2024 with leave to amend. Plaintiffs filed a motion for reconsideration of the court’s decision in late March 2024, to which Defendants have timely responded. Decision on plaintiffs’ motion for reconsideration is pending. Because the case remains in its preliminary stage, Defendants are unable to predict the outcome of the action or estimate the potential losses, if any.

Capital Commitment

As of December 31, 2024, our capital commitment was RMB633.5 million, compared to RMB837.2 million as of December 31, 2023, which was attributable to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 7,003 full-time employees as of December 31, 2024, including 2,742 in China and 4,261 in certain overseas countries and regions. The following table sets forth the number of our employees categorized by function as of December 31, 2024.

Function	Number of Employees
Product Development and Supply Chain Management	1,233
General and Administrative	533
Operations	4,580
Sales and Marketing	167
Technology	211
Business Development	157
Logistics	122

Total	7,003

Our total remuneration cost incurred for the fiscal year ended December 31, 2024 was RMB1,475.9 million, while it was RMB580.8 million for the six months ended December 31, 2023.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programs, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

We have complied with all the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) for the fiscal year ended December 31, 2024, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye Guofu (“Mr. Ye”) currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings of securities by Directors and relevant employees in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the fiscal year ended December 31, 2024.

BOARD COMMITTEES

To oversee particular aspects of the Company’s affairs, the Board has established three Board committees, including the Audit Committee, the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) (together, the “Board Committees”). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed the unaudited annual results of the Company for the fiscal year ended December 31, 2024 and has met with the independent auditor, KPMG. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The figures in respect of the Company’s unaudited consolidated statement of financial position, unaudited consolidated statement of profit or loss, unaudited consolidated statement of profit or loss and other comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated statement of cash flows and the related notes thereto as of and for the fiscal year ended December 31, 2024 as set out in the preliminary announcement have been compared by the Company’s auditor, KPMG, to the amounts set out in the Company’s draft consolidated financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect did not constitute an audit, review or other assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by KPMG.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Mr. ZHU Yonghua, Ms. XU Lili and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a)	to review and make recommendations to the Board with respect to Directors’ compensation;

(b)	to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c)	to review and approve the compensation of our other executive officers and senior management.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. WANG Yongping, Ms. XU Lili and Mr. ZHU Yonghua and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a)	in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board Committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b)	in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all shareholders and to ensure our Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of our Company.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the fiscal year ended December 31, 2024, the Company repurchased a total of 5,997,000 Shares at an aggregate consideration (including all the relevant expenses) of HK$186.5 million on the Hong Kong Stock Exchange and a total of 1,415,586 ADSs (5,662,344 Shares) at an aggregate consideration (including all the relevant expenses) of US$22.7 million on the New York Stock Exchange (the “NYSE”). As of the date of this announcement, all such repurchased Shares and ADSs have been cancelled. The total number of Shares and ADSs cancelled for the repurchases made during the fiscal year ended December 31, 2024 represents approximately 1% of the Company’s total share capital as of December 31, 2024.

Particulars of the repurchases made by the Company during the fiscal year ended December 31, 2024 are as follows:

HKEX

	No. of Shares	Price paid per Share		Aggregate consideration paid (including all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses)
		(HK$)	(HK$)	(HK$’000)
January 2024	1,055,200	33.45	31.00	34,357
February 2024	175,000	34.00	33.70	5,939
July 2024	2,300,800	35.10	32.05	78,625
September 2024	2,466,000	31.75	22.90	67,558

NYSE

	No. of Shares as represented by the ADSs	Price paid per Share		Aggregate consideration paid (including all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses)
		(HK$) (1)	(HK$) (1)	(HK$’000) (1)
January 2024	1,018,400	39.08	33.48	37,791
July 2024	701,740	35.08	32.25	24,320
September 2024	3,741,404	31.77	25.04	108,771
October 2024	200,800	31.77	29.23	6,014

Note:

(1)	The amounts are originally denominated in US$ and have been translated into HK$ at the rate of US$1.00 to HK$7.80. The conversion rate and the Hong Kong dollar equivalent is for illustration purposes only.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the HKEX or on the NYSE (including sale of treasury shares as defined under the Listing Rules) during the fiscal year ended December 31, 2024. The Company did not hold any treasury shares (as defined under the Listing Rules) as of December 31, 2024.

Use of Proceeds from the Global Offering

On July 13, 2022, the Shares were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the global offering were HK$482.1 million. As of December 31, 2024, there has been no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 30, 2022. The Company has fully utilized the residual amount of the net proceeds in accordance with such intended purposes within 48 months from the listing of its Shares on the HKEX as expected.

Purpose	% of total net proceeds	Amount of net proceeds	Unutilized amount as of December 31, 2023	Amount of net proceeds utilized during the fiscal year ended December 31, 2024	Amount of net proceeds unutilized as of December 31, 2024
		(HK$million)	(HK$million)	(HK$million)	(HK$million)
Store network expansion and upgrade	25%	120.5	–	–	–
Supply chain improvement and product development	20%	96.4	–	–	–
Strengthen our technology capabilities	20%	96.4	20.6	20.6	–
Invest in brand promotion and incubation	20%	96.4	–	–	–
Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business	5%	24.2	–	–	–
Working capital and general corporate purposes	10%	48.2	–	–	–
Total	100%	482.1	20.6	20.6	–

Dividend

On March 12, 2024, the Board approved the distribution of a special cash dividend in the amount of US$0.2900 per ADS or US$0.0725 per Share, which has been paid on April 9, 2024 for holders of Shares and April 12, 2024 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$90.5 million.

On August 30, 2024, the Board approved the distribution of an interim cash dividend in the amount of US$0.2744 per ADS or US$0.0686 per Share, which has been paid on September 23, 2024 for holders of Shares in Hong Kong and September 27 for holders of ADSs and Shares of record as of the close of business on September 13, 2024, New York Time and Beijing/Hong Kong Time, respectively. The aggregate amount of cash dividend paid was approximately US$85.5 million.

On March 21, 2025, the Board approved the distribution of a final cash dividend in the amount of US$0.3268 per ADS or US$0.0817 per Share, to holders of ADSs and Shares of record as of the close of business on April 8, 2025, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for holders of Shares in Hong Kong will be April 7, 2025; and the ex- dividend date for holders of ADSs will be April 8, 2025. The payment date is expected to be on April 17, 2025 for holders of Shares and around April 23, 2025 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$101.3 million (RMB739.4 million at an exchange rate of RMB7.2993 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the six months ended December 31, 2024 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of Shares, in order to qualify for the final dividend, all valid documents for the transfer of Shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on April 8, 2025 (Beijing/Hong Kong Time).

Unaudited Consolidated Statements of Profit or Loss

(Expressed in thousands of Renminbi, except for per share data)

	Note	For the six months ended December 31, 2023	For the year ended December 31, 2024
		RMB’000	RMB’000
Revenue	3	7,632,467	16,994,025
Cost of sales	4	(4,391,428)	(9,356,965)

Gross profit		3,241,039	7,637,060
Other income		18,993	21,595
Selling and distribution expenses	4	(1,363,114)	(3,519,534)
General and administrative expenses	4	(357,689)	(931,651)
Other net income	5	21,105	114,696
(Credit loss)/reversal of credit loss on trade and other receivables		(2,080)	2,469
Impairment loss on non-current assets		(4,547)	(8,846)

Operating profit		1,553,707	3,315,789
Finance income		123,969	118,672
Finance costs		(25,202)	(92,915)

Net finance income	6	98,767	25,757

Share of profit of equity-accounted investees, net of tax		268	5,986

Profit before taxation		1,652,742	3,347,532
Income tax expense	7	(396,665)	(712,104)

Profit for the period/year		1,256,077	2,635,428

Attributable to:
Equity shareholders of the Company		1,248,405	2,617,560
Non-controlling interests		7,672	17,868

Profit for the period/year		1,256,077	2,635,428

Earnings per Share
Basic earnings per Share (RMB)	8	1.00	2.11
Diluted earnings per Share (RMB)	8	1.00	2.10

Unaudited Consolidated Statements of Profit or Loss and other Comprehensive Income

(Expressed in thousands of Renminbi, except for per share data)

	For the six months ended December 31, 2023	For the year ended December 31, 2024
	RMB’000	RMB’000
Profit for the period/year	1,256,077	2,635,428

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(32,504)	19,128

Other comprehensive (loss)/income for the period/year	(32,504)	19,128

Total comprehensive income for the period/year	1,223,573	2,654,556

Attributable to:
Equity shareholders of the Company	1,217,804	2,635,833
Non-controlling interests	5,769	18,723
Total comprehensive income for the period/year	1,223,573	2,654,556

Unaudited Consolidated Statement of Financial Position

(Expressed in thousands of Renminbi)

		As at December 31,
	Note	2023	2024
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	9	769,306	1,436,939
Right-of-use assets	10	2,900,860	4,172,083
Intangible assets		19,554	8,802
Goodwill		21,643	21,418
Deferred tax assets		104,130	181,948
Other investments	11	90,603	123,399
Trade and other receivables	13	135,796	341,288
Term deposits		100,000	140,183
Interests in equity-accounted investees		15,783	38,567
		4,157,675	6,464,627
Current assets
Other investments	11	252,866	100,000
Inventories	12	1,922,241	2,750,389
Trade and other receivables	13	1,518,357	2,207,013
Cash and cash equivalents	14	6,415,441	6,328,121
Restricted cash		7,970	1,026
Term deposits		210,759	268,952
		10,327,634	11,655,501
Total assets		14,485,309	18,120,128

		As at December 31,
	Note	2023	2024
		RMB’000	RMB’000
EQUITY
Share capital	17	95	94
Additional paid-in capital	17	6,331,375	4,683,577
Other reserves		1,114,568	1,329,126
Retained earnings		1,722,157	4,302,177

Equity attributable to equity shareholders of the Company		9,168,195	10,314,974
Non-controlling interests		23,022	40,548

Total equity		9,191,217	10,355,522

LIABILITIES
Non-current liabilities
Contract liabilities		40,954	35,145
Loans and borrowings	15	6,533	4,310
Other payables	16	12,411	59,842
Lease liabilities		797,986	1,903,137
Deferred income		29,229	34,983
		887,113	2,037,417
Current liabilities
Loans and borrowings	15	726	566,955
Trade and other payables	16	3,389,826	3,943,988
Contract liabilities		324,028	323,292
Lease liabilities		447,319	635,357
Deferred income		6,644	5,376
Current taxation		238,436	252,221
		4,406,979	5,727,189
Total liabilities		5,294,092	7,764,606

Total equity and liabilities		14,485,309	18,120,128

Unaudited Consolidated Statement of Changes In Equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
			Additional			Share-based		PRC			Non-
	Share		paid-in	Merger	Treasury	payment	Translation	statutory	Retained		controlling	Total
	capital		capital	reserve	shares	reserve	reserve	reserve	earnings	Total	interests	equity
	RMB’000 Note 17		RMB’000 Note 17	RMB’000	RMB’000	RMB’000 Note 17	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2023	95		7,254,871	117,912	(84,050)	913,474	54,362	105,020	539,331	8,901,015	17,253	8,918,268

Changes in equity for the six months ended December 31, 2023
Profit for the period	–		–	–	–	–	–	–	1,248,405	1,248,405	7,672	1,256,077
Other comprehensive loss for the period	–		–	–	–	–	(30,601)	–	–	(30,601)	(1,903)	(32,504)

Total comprehensive income for the period	–		–	–	–	–	(30,601)	–	1,248,405	1,217,804	5,769	1,223,573

Dividend declared	–		(923,664)	–	–	–	–	–	–	(923,664)	–	(923,664)
Exercise of options and subscription of restricted share units	–	*	168	–	–	–	–	–	–	168	–	168
Repurchase of shares	–		–	–	(73,560)	–	–	–	–	(73,560)	–	(73,560)
Equity settled share-based transactions	–		–	–	–	46,432	–	–	–	46,432	–	46,432
Appropriation to statutory reserve	–		–	–	–	–	–	65,579	(65,579)	–	–	–

Balance at December 31, 2023	95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

*            The amount was less than RMB1,000.

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000 Note 17		RMB’000 Note 17	RMB’000	RMB’000 Note 17	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2024	95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

Changes in equity for the year ended December 31, 2024
Profit for the year	–		–	–	–	–	–	–	2,617,560	2,617,560	17,868	2,635,428
Other comprehensive income for the year	–		–	–	–	–	18,273	–	–	18,273	855	19,128
Total comprehensive income for the year	–		–	–	–	–	18,273	–	2,617,560	2,635,833	18,723	2,654,556
Dividend declared and paid to equity shareholders of the Company	–		(1,244,251)	–	–	–	–	–	–	(1,244,251)	–	(1,244,251)
Dividend declared and paid to non- controlling interests	–		–	–	–	–	–	–	–	–	(1,612)	(1,612)
Exercise of options and subscription of restricted share units	–	*	649	–	–	–	–	–	–	649	–	649
Repurchase of shares	–		–	–	(330,221)	–	–	–	–	(330,221)	–	(330,221)
Cancellation of shares	(1)		(403,781)	–	403,782	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	85,184	–	–	–	85,184	–	85,184
Appropriation to statutory reserve	–		–	–	–	–	–	37,540	(37,540)	–	–	–
Acquisition of non-controlling interests	–		(415)	–	–	–	–	–	–	(415)	415	–
Balance at December 31, 2024	94		4,683,577	117,912	(84,049)	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522

*            The amount was less than RMB1,000.

Unaudited Consolidated Statement of Cash Flows (Expressed in thousands of Renminbi)
	For the six months ended December 31, 2023	For the year ended December 31, 2024
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	1,448,307	2,995,609
Income tax paid	(350,766)	(827,275)

Net cash from operating activities	1,097,541	2,168,334

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets	(264,766)	(762,538)
Proceeds from disposal of property, plant and equipment	427	12,446
Payments for purchases of other investments	(2,553,982)	(14,117,719)
Proceeds from disposal of other investments	2,503,982	14,267,719
Placement of term deposits	(210,405)	(302,158)
Release of term deposits	581,371	213,521
Interest income	122,231	112,404
Investment income from other investments	14,281	81,145
Loan to an equity-accounted investee	–	(19,926)
Payments for investments in equity-accounted investees	(16,066)	(18,148)

Net cash from/(used in) investing activities	177,073	(533,254)

	For the six months ended December 31,	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
Cash flows from financing activities
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of options	168	649
Proceeds from loans and borrowings	–	563,800
Repayment of loans and borrowings	–	(718)
Payment of capital element and interest element of lease liabilities	(236,519)	(725,075)
Payments of repurchase of shares	(73,560)	(313,416)
Prepayments for repurchase of shares	(87,324)	–
Dividends paid to non-controlling interests	–	(1,612)
Dividends paid to equity shareholders of the Company	(923,664)	(1,244,251)

Net cash used in financing activities	(1,320,899)	(1,720,623)

Net decrease in cash and cash equivalents	(46,285)	(85,543)
Cash and cash equivalents at the beginning of the period/year	6,489,213	6,415,441
Effect of movements in exchange rates on cash held	(27,487)	(1,777)

Cash and cash equivalents at the end of the period/year	6,415,441	6,328,121

NOTES

(Expressed in thousands of Renminbi, unless otherwise indicated)

1             Basis of preparation and changes in accounting policies

(a)	Statement of compliance

The financial information set out in this announcement does not constitute the Group’s unaudited consolidated financial statements for the year ended December 31, 2024, but is derived from those unaudited financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

The Company has changed its financial year end date from June 30 to December 31. The consolidated financial statements of the Group are for the year ended December 31, 2024. The comparative information presented in these consolidated financial statements for the six months ended December 31, 2023 are therefore not comparable.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that other investments are stated at fair value.

(b)	Changes in accounting policies

The Group has applied the following new and amended IFRSs issued by the IASB to the financial statements for the year ended December 31, 2024:

•	Amendments to IAS 1, Presentation of financial statements – Classification of liabilities as current or non-current (“2020 amendments”) and amendments to IAS 1, Presentation of financial statements – Non-current liabilities with covenants (“2022 amendments”)

•	Amendments to IFRS 16, Leases – Lease liability in a sale and leaseback

•	Amendments to IAS 7, Statement of cash flows and IFRS 7, Financial instruments: Disclosures – Supplier finance arrangements

The Group has not applied any new standard or interpretation that is not yet effective for the year ended December 31, 2024. The amendments do not have a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

2              Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reportable segments of MINISO brand and TOP TOY brand during the six months ended December 31, 2023 and the year ended December 31, 2024.

Other operating segments have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the six months ended December 31, 2023 and the year ended December 31, 2024. The segment information is as follows:

Reportable segments	Operations

MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the six months ended December 31, 2023
				Other
	Reportable segments			segment	Total
			Total
	MINISO	TOP TOY	reportable
	brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	7,251,610	368,842	7,620,452	12,015	7,632,467
Inter-segment revenue	2,198	4,172	6,370	93,921	100,291

Segment revenue	7,253,808	373,014	7,626,822	105,936	7,732,758
Segment profit before taxation	1,644,839	6,479	1,651,318	2,924	1,654,242
Finance income	120,064	640	120,704	1,911	122,615
Finance costs	(23,042)	(2,146)	(25,188)	(14)	(25,202)
Depreciation and amortization	(245,796)	(31,906)	(277,702)	(3,058)	(280,760)
Other material non-cash items:
– (credit loss)/reversal of credit loss on trade and other receivables	(2,791)	988	(1,803)	(277)	(2,080)
– impairment loss on non-current assets	(3,682)	(865)	(4,547)	–	(4,547)
Segment assets	11,547,381	400,602	11,947,983	191,275	12,139,258
Additions to non-current assets during the period*	733,107	75,329	808,436	2,941	811,377
Segment liabilities	4,841,577	335,870	5,177,447	41,403	5,218,850

	As at and for the year ended December 31, 2024
				Other
	Reportable segments			segment	Total
			Total
	MINISO	TOP TOY	reportable
	brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	16,002,565	983,525	16,986,090	7,935	16,994,025
Inter-segment revenue	21,684	13,858	35,542	571,490	607,032

Segment revenue	16,024,249	997,383	17,021,632	579,425	17,601,057
Segment profit before taxation	3,255,049	92,428	3,347,477	10,109	3,357,586
Finance income	115,431	1,093	116,524	1,651	118,175
Finance costs	(87,117)	(5,798)	(92,915)	–	(92,915)
Depreciation and amortization	(713,062)	(81,220)	(794,282)	(5,216)	(799,498)
Other material non-cash items:
– reversal of credit loss on trade and other receivables	1,120	841	1,961	505	2,466
– impairment loss on non-current assets	(7,040)	(1,806)	(8,846)	–	(8,846)
Segment assets	12,115,859	939,552	13,055,411	51,843	13,107,254
Additions to non-current assets during the year*	2,433,807	214,698	2,648,505	7,002	2,655,507
Segment liabilities	6,925,668	681,475	7,607,143	38,956	7,646,099

Note:

*	The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the six months ended December 31, 2023	For the year ended December 31, 2024
	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	7,626,822	17,021,632
Revenue for other segment	105,936	579,425
Elimination of inter-segment revenue	(100,291)	(607,032)
Consolidated revenue	7,632,467	16,994,025

ii. Profit before taxation Total profit before taxation for reportable segments	1,651,318	3,347,477
Profit before taxation for other segment	2,924	10,109
Unallocated amounts:
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	(1,500)	(10,054)
Consolidated profit before taxation	1,652,742	3,347,532

	As at December 31,
	2023	2024
iii. Assets	RMB’000	RMB’000
Total assets for reportable segments	11,947,983	13,055,411
Assets for other segment	191,275	51,843
Other unallocated amounts – Assets relating to construction of headquarters building	2,107,557	2,275,477
– Assets relating to an investment holding company	–	2,508,145
– Apartments for use as staff quarters	238,494	229,252
Consolidated total assets	14,485,309	18,120,128

iv. Liabilities Total liabilities for reportable segments	5,177,447	7,607,143
Liabilities for other segment	41,403	38,956
Other unallocated amounts – Liabilities relating to construction of headquarters building	75,242	118,507
Consolidated total liabilities	5,294,092	7,764,606

v.           Other material items

	For the six months ended December 31, 2023
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	120,704	1,911	1,354	123,969
Finance costs	(25,188)	(14)	–	(25,202)
Depreciation and amortization	(277,702)	(3,058)	(4,481)	(285,241)
Credit loss on trade and other receivables	(1,803)	(277)	–	(2,080)
Impairment loss on non-current assets	(4,547)	–	–	(4,547)

	For the year ended December 31, 2024
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amount	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	116,524	1,651	497	118,672
Finance costs	(92,915)	–	–	(92,915)
Depreciation and amortization	(794,282)	(5,216)	(9,196)	(808,694)
Reversal of credit loss on trade and other receivables	1,961	505	3	2,469
Impairment loss on non-current assets	(8,846)	–	–	(8,846)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

		For the six months ended December 31, 2023	For the year ended December 31, 2024
		RMB’000	RMB’000
i.	Revenue
	Mainland China	4,843,127	10,312,116
	Asia excluding China	1,157,261	2,541,817
	North America	743,897	1,985,051
	Latin America	660,039	1,445,691
	Europe	154,737	414,493
	Other	73,406	294,857
		7,632,467	16,994,025

		As at December 31,
		2023	2024
		RMB’000	RMB’000
ii.	Non-current assets
	Mainland China	2,906,878	3,626,187
	Asia excluding China	166,623	413,285
	North America	644,765	1,725,032
	Europe	83,246	72,168
	Other	45,647	143,858
		3,847,159	5,980,530

Non-current assets exclude deferred tax assets, non-current prepayments and non-current other investments, non-current term deposits and interests in equity-accounted investees.

3             Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s self-operated online stores on WeChat Mini Program, third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the six months ended December 31,	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in self-operated stores	1,004,114	3,158,895
– Product sales to franchisees	3,857,191	7,923,836
– Sales to offline distributors	1,660,860	3,369,238
– Online sales	355,380	941,055
– Other sales channels	44,149	48,190
Sub-total	6,921,694	15,441,214

	For the six months ended December 31,	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	37,074	96,836
– Sales-based royalties	66,113	131,402
– Sales-based management and consultation service fees	323,182	640,944
Sub-total	426,369	869,182
– Others*	284,404	683,629
	7,632,467	16,994,025
Timing of revenue recognition
– Point in time	7,195,509	16,101,797
– Over time	436,958	892,228
Revenue from contracts with customers	7,632,467	16,994,025

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors and membership fee income.

4             Expenses by nature

	For the six months ended December 31, 2023	For the year ended December 31, 2024
	RMB’000	RMB’000
Cost of inventories	4,292,806	9,099,543
Payroll and employee benefits(i)	580,801	1,475,943
Rental and related expenses	80,847	279,429
Depreciation and amortization(ii)	285,241	808,694
Licensing expenses	178,241	420,895
Promotion and advertising expenses	246,883	572,435
Logistics expenses	203,024	535,021
Travelling expenses	45,827	121,506
Other expenses	198,561	494,684
Total cost of sales, selling and distribution and general and administrative expenses	6,112,231	13,808,150

Notes:

(i)             Payroll and employee benefits are analyzed as follows:

	For the six months ended December 31, 2023	For the year ended December 31, 2024
	RMB’000	RMB’000
Salaries, wages and bonus	463,208	1,202,421
Contributions to social security contribution plan	53,977	140,311
Welfare expenses	17,184	48,027
Equity-settled share-based payment expenses	46,432	85,184
	580,801	1,475,943

(ii)            Depreciation and amortization are analyzed as follows:

	For the six months ended December 31, 2023	For the year ended December 31, 2024
	RMB’000	RMB’000
Property, plant and equipment	59,652	157,214
Right-of-use assets	239,787	684,462
Less: amount capitalized as construction in progress	(22,604)	(45,210)
Intangible assets	8,406	12,228
	285,241	808,694

5            Other net income

	For the six	For the
	months ended	year ended
	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000
Net foreign exchange loss	(15,025)	(33,730)
Losses on disposal of property, plants and equipment and intangible assets	(1,632)	(2,534)
Investment income from other investments	14,281	81,145
Scrap income	5,912	10,742
Net change in fair value of other investments	14,270	29,930
Reversal of litigation compensation	408	300
Gains relating to cancellation and modification of lease contracts	4,821	15,201
Gain on disposal of a subsidiary	–	8,759
Others	(1,930)	4,883
	21,105	114,696

6            Net finance income

	For the six	For the
	months ended	year ended
	December 31,	December 31,
	2023	2024
	RMB’000	RMB’000
Finance income
– Interest income	123,969	118,672
Finance costs
– Interest on loans and borrowings	(90)	(1,292)
– Interest on lease liabilities	(25,112)	(91,623)
	(25,202)	(92,915)
Net finance income	98,767	25,757

7              Income taxes

(a)          Taxation recognized in consolidated profit or loss:

	For the six months ended December 31, 2023	For the year ended December 31, 2024
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the period/year	339,409	789,640
Deferred tax
Origination and reversal of temporary differences	57,256	(77,536)
Tax expense	396,665	712,104

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HKD2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the Group to benefit from the progressive rates.

3)	Mainland China

Under the Corporate Income Tax (“CIT”) Law, the subsidiaries established in mainland China are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is qualified as high and new technology enterprise and is entitled to a preferential income tax rate of 15% for three years ended December 31, 2024.

4)	United States

Under United States Internal Revenue Code, the subsidiaries established in United States are subject to a unified Federal CIT rate of 21% and variable state income and franchise tax ranging from 0.75% to 9.8% depends on which state the subsidiaries has nexus with.

5)	Indonesia

The subsidiary incorporated in Indonesia is subject to the prevailing statutory tax rate on taxable income. The statutory tax rate is 22% from fiscal year ended December 31, 2021 and onwards.

6)	India

Under the Income Tax Act 1961 enacted in India, the subsidiary incorporated in India is subject to a profit tax rate of 26% for fiscal year ended March 31, 2022 and 25.17% from fiscal year ended March 31, 2023 and onwards.

7)	Canada

Under the Canadian federal and provincial tax rules, the subsidiaries incorporated in Canada are subject to the combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the subsidiaries incorporated in Singapore are subject to a tax rate of 17% on its chargeable income.

9)	Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, the subsidiary incorporated in Vietnam is subject to a tax rate of 20% on its assessable income.

(b)            Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the six months ended December 31,	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
Profit before taxation	1,652,742	3,347,532

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	394,856	859,697
Tax effect of share-based compensation expenses	11,401	20,127
Tax effect of other non-deductible expenses	7,310	13,060
Effect of preferential tax treatments on assessable profits of certain subsidiaries	(10,756)	(101,522)
Tax effect of additional deduction on research and development costs	(3,476)	(6,179)
Tax effect of exempted and non-taxable income	(12,481)	(11,978)
Effect of unused tax losses being utilized	(8,002)	(56,271)
Effect of deductible temporary differences not recognized	13,718	1,736
Others	4,095	(6,566)
Actual tax expenses	396,665	712,104

8            Earnings per share

(a)	Basic earnings per share

For the six months ended December, 2023 and the year ended December 31, 2024, the calculation of basic earnings per share has been based on the profit attributable to ordinary shareholders of the Company of RMB1,248,405,000 and RMB2,617,560,000 and weighted-average number of ordinary shares outstanding calculated as follows:.

	For the six months ended December 31,	For the year ended December 31,
	2023	2024
	Number of shares	Number of shares
Issued ordinary share at the beginning of the period/year	1,244,854,689	1,243,332,789
Effect of shares released from share incentive plan	281,729	1,311,146
Effect of repurchase of shares	(209,553)	(5,249,672)
Weighted average number of ordinary shares	1,244,926,865	1,239,394,263

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the six months ended December 31, 2023 and the year ended December 31, 2024, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB1,248,405,000 and RMB2,617,560,000 and the weighted average number of ordinary shares of 1,251,635,862 and 1,246,817,617 shares, respectively, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the six months ended December 31,	For the year ended December 31,
	2023	2024
	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,244,926,865	1,239,394,263
Dilutive effect of share incentive plan	6,708,997	7,423,354
Weighted average number of ordinary shares, diluted	1,251,635,862	1,246,817,617

9             Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2023	242,639	147,271	54,048	46,723	3,089	45,741	176,389	715,900
Additions	–	18,980	9,177	10,479	306	11,607	254,784	305,333
Transfer from construction in progress	–	75,184	–	–	–	–	(75,184)	–
Disposals	–	(12,467)	(791)	(6,830)	–	(6,445)	–	(26,533)
Exchange adjustments	–	(2,685)	(596)	(541)	(26)	–	(504)	(4,352)
At December 31, 2023	242,639	226,283	61,838	49,831	3,369	50,903	355,485	990,348
Additions		139,312	32,187	24,352	2,067	21,792	626,541	846,251
Transfer from construction in progress	–	353,298	–	–	–	–	(353,298)	–
Disposals	–	(12,810)	(12,200)	(3,619)	–	(5,909)	–	(34,538)
Exchange adjustments	–	6,405	(1,998)	1,825	(8)	–	1,060	7,284
At December 31, 2024	242,639	712,488	79,827	72,389	5,428	66,786	629,788	1,809,345
Accumulated depreciation:
At July 1, 2023	(16,250)	(38,504)	(32,845)	(26,897)	(1,949)	(38,740)	–	(155,185)
Charge for the period	(4,357)	(39,815)	(5,530)	(1,206)	(232)	(8,512)	–	(59,652)
Written back on disposals	–	9,226	322	3,866	–	6,100	–	19,514
Exchange adjustments	–	(270)	510	236	14	–	–	490
At December 31, 2023	(20,607)	(69,363)	(37,543)	(24,001)	(2,167)	(41,152)	–	(194,833)
Charge for the year	(8,278)	(109,297)	(12,211)	(8,363)	(457)	(18,608)	–	(157,214)
Written back on disposals	–	3,703	8,343	85	–	5,765	–	17,896
Exchange adjustments	–	(5,142)	641	(346)	–	–	–	(4,847)
At December 31, 2024	(28,885)	(180,099)	(40,770)	(32,625)	(2,624)	(53,995)	–	(338,998)
Impairment:
At July 1, 2023	–	(21,512)	(1,816)	(2,753)	–	–	–	(26,081)
Addition	–	(3,459)	–	(1,088)	–	–	–	(4,547)
Written back on disposals	–	2,701	–	1,167	–	–	–	3,868
Exchange adjustments	–	351	158	42	–	–	–	551
At December 31, 2023	–	(21,919)	(1,658)	(2,632)	–	–	–	(26,209)
Addition	–	(5,801)	–	(3,045)	–	–	–	(8,846)
Written back on disposals	–	1,662	–	–	–	–	–	1,662
Exchange adjustments	–	(545)	150	380	–	–	–	(15)
At December 31, 2024	–	(26,603)	(1,508)	(5,297)	–	–	–	(33,408)
Net book value:
At December 31, 2023	222,032	135,001	22,637	23,198	1,202	9,751	355,485	769,306
At December 31, 2024	213,754	505,786	37,549	34,467	2,804	12,791	629,788	1,436,939

10           Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property	Warehouse equipment	Land use right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At July 1, 2023	1,157,349	10,791	1,782,410	2,950,550
Additions	622,913	–	–	622,913
Derecognition	(113,564)	(143)	–	(113,707)
Exchange adjustments	(14,294)	–	–	(14,294)
At December 31, 2023	1,652,404	10,648	1,782,410	3,445,462
Additions	2,093,794	–	–	2,093,794
Derecognition	(367,834)	(10,648)	–	(378,482)
Exchange adjustments	3,820	–	–	3,820
At December 31, 2024	3,382,184	–	1,782,410	5,164,594
Accumulated depreciation:
At July 1, 2023	(306,822)	(7,436)	(75,739)	(389,997)
Charge for the period	(215,399)	(1,784)	(22,604)	(239,787)
Derecognition	79,886	48	–	79,934
Exchange adjustments	5,248	–	–	5,248
At December 31, 2023	(437,087)	(9,172)	(98,343)	(544,602)
Charge for the year	(637,772)	(1,478)	(45,212)	(684,462)
Derecognition	227,072	10,650	–	237,722
Exchange adjustments	(1,169)	–	–	(1,169)
At December 31, 2024	(848,956)	–	(143,555)	(992,511)
Impairment:
At July 1, 2023	(7,953)	–	–	(7,953)
Derecognition	7,858	–	–	7,858
Exchange adjustments	95	–	–	95
At December 31, 2023 and December 31, 2024	–	–	–	–
Net book value:
At December 31, 2023	1,215,317	1,476	1,684,067	2,900,860

At December 31, 2024	2,533,228	–	1,638,855	4,172,083

11           Other investments

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
– Investment in an unlisted limited partnership enterprise(i)	90,603	123,399
Current
– Investments in trust investment schemes(ii)	202,866	–
– Investment in a wealth management product(iii)	50,000	–
– Investment in structured deposit(iv)	–	100,000
	252,866	100,000

(i)	In June 2023, the Group invested in an unlisted limited partnership enterprise (the “Partnership Enterprise”) with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment’s contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at FVTPL. The Group has an intention of holding such investment as a long-term investment.

(ii)	In July 2021, the Group invested in another trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to January 2024. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2023 was estimated to be RMB101,437,000. As of December 31, 2024, the above investment in Trust Scheme A has been redeemed. In July 2023, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within six months. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities and funds, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2023 was estimated to be RMB101,429,000. As of December 31, 2024, the above investment in Trust Scheme B has been redeemed.

(iii)	On December 26, 2023, the Group invested in a wealth management product managed by a bank in the PRC, with the principal amount of RMB50,000,000, which is with an original maturity of 35 days. The underlying investment portfolio of the wealth management product mainly includes money market instruments and other financial instruments with fixed return. The principal and return of the investment in the wealth management product are not guaranteed. Fair value of this investment as at December 31, 2023 is estimated to be RMB50,000,000.

(iv)	In December 2024, the Group invested in structured deposit managed by a bank in the PRC with the principal guaranteed amounting to RMB100,000,000. This structured deposit is redeemable every seven days and the investment return is settled every seven days. Investment return of the structured deposit is calculated at variable rates determined by reference to intermediate rates of Euro against US dollar.

12           Inventories

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Finished goods	1,917,133	2,742,092
Low-value consumables	5,108	8,297
	1,922,241	2,750,389

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended December 31,	For the year ended December 31,
	2023	2024
	RMB’000	RMB’000
Carrying amount of inventories sold	4,290,874	9,074,490
Write-down of inventories	1,932	25,053
Cost of inventories recognized in consolidated statements of profit or loss	4,292,806	9,099,543

13           Trade and other receivables

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Non-current
Trade receivables	18,045	14,653
Less: loss allowance	(433)	(18)
Trade receivables, net of loss allowance (iii)	17,612	14,635
Amounts due from related parties	10,760	16,708
Deposits	81,153	193,810
Prepayments for lease	–	72,000
Value-added tax (“VAT”) recoverable	26,271	44,135
	135,796	341,288

Current
Trade receivables	504,938	742,622
Less: loss allowance	(78,001)	(67,699)
Trade receivables, net of loss allowance	426,937	674,923
Amounts due from related parties	27,836	45,424
Miscellaneous expenses paid on behalf of franchisees	336,497	642,073
VAT recoverable	251,162	208,221
Rental deposits	98,141	71,001
Receivables due from on-line payment platforms and banks (i)	103,406	77,990
Prepayments for inventories	51,084	73,538
Prepayments for licensing expenses	43,996	65,040
Prepayments for promotion and advertising expenses	11,577	30,349
Prepayments for repurchase of shares	87,324	70,518
Others	80,397	247,936
	1,518,357	2,207,013

Notes:

(i)	Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(iii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 18 to 38 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Non-current portion
Within 90 days	11,187	1,093
91 to 180 days	6,425	3,536
181 to 360 days	–	4,779
361 to 540 days	–	5,076
Over 540 days	–	151
	17,612	14,635
Current portion
Within 90 days	367,560	508,247
91 to 180 days	51,516	119,343
181 to 360 days	7,327	34,987
361 to 540 days	229	10,837
Over 540 days	305	1,509

	426,937	674,923

14	Cash and cash equivalents

Cash and cash equivalents comprise:

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Cash on hand	783	4,465
Cash at bank	6,414,658	6,323,656

Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,415,441	6,328,121

15	Loans and borrowings

	As at December31,
	2023	2024
	RMB’000	RMB’000
Non-current
Borrowings from a non-controlling interest shareholder	6,533	4,310

Current
Current portion of borrowings from a non-controlling interest shareholder	726	2,155
Other borrowings	–	564,800

	726	566,955

16	Trade and other payables

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Non-current
Payable relating to construction projects	12,411	59,842

Current
Trade payables	855,914	1,278,535
Payroll payable	166,079	148,352
Accrued expenses	309,951	375,588
Other taxes payable	43,850	58,899
Deposits	1,782,181	1,839,844
Payable relating to leasehold improvements	59,653	93,514
Payable relating to construction projects	33,051	25,579
Amounts due to related parties	7,334	8,123
Others	131,813	115,554
	3,389,826	3,943,988

The credit period granted by suppliers is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees may be repayable to suppliers, distributors and franchisees after more than one year. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at December 31,
	2023	2024
	RMB’000	RMB’000
Within 1 month	795,416	1,203,435
1 to 3 months	42,183	54,490
3 months to 1 year	8,296	14,210
Over 1 year	10,019	6,400
	855,914	1,278,535

17	Share capital and additional paid-in capital

As at December 31, 2023 and 2024, the Company authorized 10,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of December 31, 2023 and 2024, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at December 31, 2023		As at December 31, 2024
	Number of		Number of
	shares	Share capital	shares	Share capital
		RMB’000		RMB’000
Ordinary shares	1,263,689,685	95	1,249,871,833	94

(i)	During the six months ended December 31, 2023 and the year ended December 31, 2024, 636,608 and 2,320,360 of restricted shares, restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(ii)	As at December 31, 2023 and 2024, among the ordinary shares issued, 20,356,896 and 15,878,028 shares were recognized as treasury shares, respectively.

(iii)	On September 15, 2023, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the “2023 Share Repurchase Program”).

During the six months ended December 31, 2023, the Company repurchased 1,450,108 ordinary shares on the New York Stock Exchange and 708,400 ordinary shares on the Hong Kong Stock Exchange under the 2023 Share Repurchase Programs for total considerations of USD6,981,000 (equivalent to RMB49,630,000) and HKD26,290,000 (equivalent to RMB23,930,000), respectively.

On August 30, 2024, the board of directors authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the “2024 Share Repurchase Program”).

During the year ended December 31, 2024, the Company repurchased ordinary shares under the 2023 and 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
	Number of
	shares as
	represented	Highest	Lowest		Number	Highest	Lowest
	by the ADSs	price paid	price paid	Aggregate	of shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid	repurchased	per share	per share	price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
January 2024	1,018,400	5.00	4.28	4,845	1,055,200	33.45	31.00	34,357
February 2024	–	–	–	–	175,000	34.00	33.70	5,939
July 2024	701,740	4.50	4.14	3,118	2,300,800	35.10	32.05	78,625
September 2024	3,741,404	4.07	3.21	13,945	2,466,000	31.75	22.90	67,558
October 2024	200,800	4.07	3.75	771	–	–	–	–

Total	5,662,344			22,679	5,997,000			186,479

Equivalent to RMB’000				160,687				169,534

Under the 2023 and 2024 Share Repurchase Program, 6,705,400 shares repurchased on the Hong Kong Stock Exchange and 7,112,452 shares repurchased on the New York Stock Exchange were cancelled during the year ended December 31, 2024.

18          Dividends

During the six months ended December 31, 2023, final dividends of USD0.103 per ordinary share, amounting to USD128,758,000 (equivalent to RMB923,664,000), in respect of the year ended June 30, 2023, were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the year ended December 31, 2024, special cash dividends of USD0.0725 per ordinary share and interim cash dividends of USD0.0686 per ordinary share, amounting to USD90,635,000 (equivalent to RMB643,176,000) and USD85,221,000 (equivalent to RMB601,075,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the website of the HKEX at www.hkexnews. hk and our Company’s website at ir.miniso.com. The annual report of the Company for the fiscal year ended December 31, 2024 will be sent to the Company’s shareholders and made available for review on the above websites in due course. A separate environmental, social and governance report of the Company will also be made available for review on the above websites in due course.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 21, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.